UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

SIFY TECHNOLOGIES LIMITED

(Name of Issuer)

American Depositary Shares, each representing one Equity Share

(Title of Class of Securities)

804099208

(CUSIP Number)

Infinity Capital Ventures, LP

1929 Hooper Avenue,

Los Angeles, CA 90011

Attn: Amir Ohebsion

310-445-5533

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2024

Date of Event Which Requires Filing of This Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Ventures, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one Equity Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.58% *
14	TYPE OF REPORTING PERSON PN

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one Equity Share by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Capital Venture Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,902,860 American Depositary Shares, each representing one Equity Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.58% *
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares beneficially held by the Reporting Person, each representing one Equity Share by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vegesna Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 620,466 American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER 13,902,860 American Depositary Shares, each representing one Equity Share
	9	SOLE DISPOSITIVE POWER 620,466 American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER 13,902,860 American Depositary Shares, each representing one Equity Share
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,523,326 American Depositary Shares, each representing one Equity Share
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.92% *
14	TYPE OF REPORTING PERSON OO

* Represents the percentage obtained by dividing (i) the number of American Depositary Shares, each representing one Equity Share, beneficially held by the Reporting Person by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 153,432,860 shares American Depositary Shares, each representing one Equity Share
	8	SHARED VOTING POWER 620,466 shares ***
	9	SOLE DISPOSITIVE POWER 153,432,860 shares American Depositary Shares, each representing one Equity Share
	10	SHARED DISPOSITIVE POWER 620,466 shares ***
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,053,326 shares *
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 84.03% **
14	TYPE OF REPORTING PERSON IN

* Shares consist of both Equity Shares and American Depositary Shares, each representing one Equity Share.

** Represents the percentage obtained by dividing (i) the number of Equity Shares and the number American Depositary Shares, each representing one Equity Share, beneficially held by the Reporting Person by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons. Raju Vegesna beneficially holds all of the shares of the Issuer held by all of the Reporting Persons included on this Amendment No. 6.

*** Includes 620,466 American Depositary Shares, each representing one Equity Share, owned by the Vegesna Family Trust, of which the Reporting Person is co-trustee and has voting and dispositive power and beneficial ownership.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Raju Vegesna Infotech and Industries Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 125,000,000 Equity Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.18% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ramanand Core Investment Company Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 125,000,000 Equity Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 68.18% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

SCHEDULE 13D (Amendment No. 6)

CUSIP No.	804099208

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Infinity Satcom Universal Private Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 139,530,000 Equity Shares
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 139,530,000 Equity Shares
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,530,000 Equity Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 76.11% *
14	TYPE OF REPORTING PERSON OO **

* Represents the percentage obtained by dividing (i) the number of Equity Shares beneficially held by the Reporting Person by (ii) 183,332,460, the number of Equity Shares outstanding as of March 31, 2024, as provided by the Issuer to the Reporting Persons.

** Reporting Person is an Indian company incorporated under the provisions of the Indian Companies Act, 1956.

SCHEDULE 13D (Amendment No. 6)

The information in this Amendment No. 6 is supplemental and is not a complete restatement of the text of the Schedule 13D (as defined below). This Amendment No. 6 to Schedule 13D (“Amendment No. 6”) should be read in conjunction with, and is qualified in its entirety by reference to, Amendment No. 5 to this Schedule 13D, filed on June 20, 2012 (“Amendment No. 5”), Amendment No. 4 to this Schedule 13D, filed on December 21, 2010 (“Amendment No. 4”), Amendment No. 3 to this Schedule 13D, filed on June 4, 2009, Amendment No. 2 to this Schedule 13D, filed on January 22, 2007, Amendment No. 1 to this Schedule 13D, filed on November 23, 2005 and the Schedule 13D filed on November 21, 2005 (as amended, the “Schedule 13D”).

As used herein, the “Reporting Persons” includes, collectively, Infinity Capital Ventures, LP (“Infinity Capital”); Infinity Capital Venture Management, LLC (“Infinity Capital Management”); the Vegesna Family Trust (the “Family Trust”), Raju Vegesna (“Vegesna”); Raju Vegesna Infotech and Industries Private Limited (“Infotech”), Ramanand Core Investment Company Private Limited (“Ramanand”), and Infinity Satcom Universal Private Limited (“Infinity Satcom”).

ITEM 1. Security and Issuer.

The class of equity securities to which this Amendment No. 6 relates is the equity shares, par value Indian Rupees 10 per share (the “Equity Shares”), of Sify Technologies Limited, a company incorporated in India (the “Issuer”).

The Equity Shares are the underlying shares of the Issuer’s American Depositary Shares (“ADSs”), which each represent one Equity Share. The Equity Shares are not traded on an exchange either in the United States or India. The Issuer’s ADSs trade on the Nasdaq Capital Market. The ADSs have been issued pursuant to a Deposit Agreement, dated as of October 18, 1999, by and among the Issuer, Citibank, N.A., as depositary (the “Depositary”), and the holders and beneficial owners of ADSs, as amended by Amendment No. 1 to Deposit Agreement, dated as of January 6, 2000, as further amended by Amendment No. 2 to Deposit Agreement, dated as of September 24, 2002, as supplemented by Supplemental Letter Agreement, dated as of November 2, 2007, and as amended by Amendment No. 3 to Deposit Agreement, dated as of June 15, 2009.

The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Rajiv Gandhi Salai, Taramani, Chennai, 600 113, India.

ITEM 2. Identity and Background.

Infinity Capital’s principal business is investments, and its principal business office is 1929 Hooper Avenue, Los Angeles, CA 90011. The general partner of Infinity Capital is Infinity Capital Management, an entity owned by the Family Trust and the sole manager of which is Vegesna.

The Family Trust is a trust organized under the laws of US, and its address is 1929 Hooper Avenue, Los Angeles, CA 90011, US. Vegesna is a co-trustee of the Family Trust.

Infinity Satcom is organized under the laws of India, and the address of its principal business office is New No. 4, Old No.59, Luz Avenue, Mylapore, Chennai - 600004, Tamil Nadu, India. Infinity Satcom’s principal business is information technology. Vegesna owns 83.56% of the outstanding shares of Infinity Satcom, 11.82% held by Vegesna Family Trust (India) and the remaining 4.62% held by Aarti Space Realtors (India) Pvt. Ltd.

Ramanand is organized under the laws of India, and the address of its principal business office is New No. 4, Old No.59, Luz Avenue, Mylapore, Chennai - 600004, Tamil Nadu, India. Ramanand is managed by a three member board of directors comprised of Vegesna, Vegesna Bala Saraswathi and C. R. Rao. Ramanand’s primary business is investments. Infotech owns 96.19 % of the outstanding shares of Ramanand and Infinity Satcom owns 3.81% of the outstanding shares of Ramanand.

Infotech is organized under the laws of India, and the address of its principal business office is New No. 4, Old No.59, Luz Avenue, Mylapore, Chennai - 600004, Tamil Nadu, India. Infotech’s primary business is information technology. Infotech is managed by a four member board of directors comprised of Vegesna, Vegesna Bala Saraswathi, Pasupulety Venkateswara Rao and C. R. Rao. Vegesna and Infinity Satcom own 100% of the outstanding shares of Infotech.

Raju Vegesna is of Indian citizenship the Chairman and Chief Executive Officer of the Issuer. The principal executive offices of the Issuer are located at Tidel Park, 2nd Floor No 4, Rajiv Gandhi Salai, Taramani, Chennai, 600 113, India.

During the past five (5) years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

As discussed in Item 4, the Reporting Persons intend to use funds provided by Vegesna to invest in newly issued Equity Shares and ADSs of the Issuer through participation in the Issuer’s rights offering. Infinity Capital intends to invest approximately $2.7 million (which includes a $0.02 Depositary fee per new ADS) to subscribe for new ADSs in the rights offering. The Family Trust intends to invest approximately $118,453 (which includes a $0.02 Depositary fee per new ADS) to subscribe for new ADSs in the rights offering. Ramanand intends to invest approximately $20.5 million to subscribe for new Equity Shares in the rights offering. Infinity Satcom intends to invest approximately $2.4 million to subscribe for new Equity Shares in the rights offering.

ITEM 4. Purpose of Transaction.

On May 10, 2024, the Issuer filed Amendment No. 1 to its Form F-1 Registration Statement (the “F-1”) and subsequently filed its prospectus on June 3, 2024 (the “Prospectus”) setting forth the terms and conditions of its subscription rights offering to holders of record of its Equity Shares and ADSs as of May 31, 2024 (the “Rights Offering”). Under the provisions of the Rights Offering, each holder of Equity Shares receives at no charge from the Issuer 1.36364 transferable rights to subscribe for new Equity Shares per Equity Share owned and, through the Depositary, each holder of ADSs receives at no charge from the Issuer 1.36364 transferable rights to subscribe for new Equity Shares in the form of ADSs per ADS owned, at a subscription price of US$0.12 or Rs.10 for each new Equity Share or ADS, as the case may be. Each holder of ADS rights or Equity Share rights who exercises its subscription rights in full will be entitled to subscribe for additional ADSs or Equity Shares, as the case may be, that remain unsubscribed as a result of any unexercised subscription rights by other rights holders, referred to as the over-subscription right.

The subscription period, during which holders may exercise their subscription rights, commences on June 7, 2024, and expires on June 21, 2024, unless the Issuer decides to terminate the Rights Offering earlier or to extend the expiration date.

Infinity Capital received 18,958,496 ADS rights and intends to invest approximately $2.7 million (which includes a $0.02 Depositary fee per new ADS) to subscribe for new ADSs in the rights offering. The Family Trust received 846,092 ADS rights and intends to invest approximately $118,453 (which includes a $0.02 Depositary fee per new ADS) to subscribe for new ADSs in the rights offering. Ramanand received 170,455,000 Equity Share rights and intends to invest approximately $20.5 million to subscribe for new Equity Shares in the rights offering. Infinity Satcom received 19,813,689 Equity Share rights and intends to invest approximately $2.4 million to subscribe for new Equity Shares in the rights offering.

The Reporting Persons intend to review from time to time the Issuer’s business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Equity Shares, either in privately negotiated transactions or otherwise. Alternatively, such actions may involve the sale of all or a portion of the ADSs representing the Equity Shares in the open market, in privately negotiated transactions, through a public offering or otherwise.

Except as described above and except in connection with the Transaction, the Reporting Persons have no present plan or proposal, which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

(a) Infinity Capital is the beneficial owner of 13,902,860 ADSs, representing approximately 7.6% of the Issuer’s outstanding Equity Shares. Since Infinity Capital Management is the general partner and the Family Trust is the limited partner of Infinity Capital, they may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital. Vegesna is the sole manager of Infinity Capital Management, and he may be deemed to have an indirect beneficial ownership of the ADSs owned by Infinity Capital.

The Family Trust is the beneficial owner of 620,466 ADSs, representing approximately 0.3% of the Issuer’s outstanding Equity Shares. Since Vegesna is the co-trustee of the Family Trust, he may be deemed to have an indirect beneficial ownership of the ADSs owned by the Family Trust. Additionally, the Family Trust may be deemed to have indirect beneficial ownership of the 13,902,860 ADSs held by Infinity Capital.

Ramanand directly holds 125,000,000 Equity Shares, representing approximately 68.2% of the Issuer’s outstanding Equity Shares. Ramanand is a wholly-owned subsidiary of Infotech and accordingly Infotech may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Ramanand.

Infinity Satcom directly holds 14,530,000 Equity Shares, representing 7.9% of the Issuer’s outstanding Equity Shares. In addition, Infinity Satcom controls Infotech and accordingly Infinity Satcom may be deemed to have an indirect beneficial ownership of Equity Shares owned by Ramanand, Infotech’s wholly owned subsidiary. Vegesna controls Infinity Satcom and accordingly Vegesna may be deemed to have an indirect beneficial ownership of the Equity Shares owned by Ramanand as a result of Infinity Satcom’s majority ownership of Infotech.

Vegesna has direct or indirect beneficial ownership of the Equity Shares and ADSs held by Infinity Capital, Infinity Capital Management, the Family Trust, Ramanand and Infinity Satcom.

(b) As the direct beneficial owner of 13,902,860 ADSs, Infinity Capital has the sole voting power over 13,902,860 of the Issuer’s Equity Shares. Since Infinity Capital Management is the general partner of Infinity Capital, and the Family Trust is the limited partner of Infinity Capital, they also have indirect voting power over the 13,902,860 Equity Shares owned by Infinity Capital. Vegesna is the sole manager of Infinity Capital Management, and he may be deemed to have indirect voting power over the 13,902,860 ADSs owned by Infinity Capital.

As the direct beneficial owner of 620,466 ADSs, the Family Trust has the sole voting power over 620,466 of the Issuer’s Equity Shares. Because Vegesna is the co-trustee of the Family Trust, he may be deemed to have indirect voting power over the 620,466 owned by the Family Trust. Additionally, the Family Trust may be deemed to have indirect beneficial ownership of the 13,902,860 ADSs held by Infinity Capital.

Ramanand directly holds sole voting power over 125,000,000 of the Issuer’s Equity Shares. Ramanand is a wholly-owned subsidiary of Infotech, and accordingly Infotech may be deemed to have indirect voting power over the 125,000,000 Equity Shares owned by Ramanand. Infinity Satcom controls Infotech and accordingly Infinity Satcom may be deemed to have indirect voting power over the 125,000,000 Equity Shares owned by Ramanand, Infotech’s wholly owned subsidiary. Vegesna controls Infinity Satcom and accordingly Vegesna may be deemed to have indirect voting power over the 125,000,000 Equity Shares owned by Ramanand as a result of Infinity Satcom’s majority ownership of Infotech.

In addition to its indirect ownership of, and voting power over, the 125,000,000 Equity Shares owned by Ramanand, Infinity Satcom directly owns 14,530,000 Equity Shares, over which it has sole voting power. Vegesna controls Infinity Satcom, and accordingly, Vegesna may be deemed to have indirect voting power over the 14,530,000 Equity Shares owned by Infinity Satcom.

Vegesna has direct or indirect beneficial ownership of Infinity Capital, Infinity Capital Management, the Family Trust, Ramanand and Infinity Satcom. Vegesna therefore has voting power over the 154,053,326 Equity Shares and ADSs owned by these entities in the aggregate. Of these Equity Shares, Vegesna has sole voting power over 153,432,860 Equity Shares and shared voting power over the 620,466 Equity Shares owned by the Family Trust, due to his role as co-trustee of the Family Trust.

(c) Not applicable.

(d) The Family Trust is managed by three founder trustees, one of which is Vegesna. Each of the three trustees has power to direct the receipt of dividends from, or the proceeds from the sale of, the Equity Shares owned by the Family Trust.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Subscription Agreement previously filed as Exhibit 99.1 to Amendment No. 4 and the Amendment to the Subscription Agreement previously filed as Exhibit 99.1 to Amendment No. 5, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect of any securities of the Issuer, including but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting or investment power over securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	June 11, 2024

INFINITY CAPITAL VENTURES, LP

By:	Infinity Capital Venture Management, LLC
Its General Partner

/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

INFINITY CAPITAL VENTURE MANAGEMENT, LLC

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Member

VEGESNA FAMILY TRUST

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Co-Trustee

RAJU VEGESNA

/s/ Raju Vegesna
Raju Vegesna

RAJU VEGESNA INFOTECH AND INDUSTRIES PRIVATE LIMITED

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Director

RAMANAND CORE INVESTMENT COMPANY PRIVATE LIMITED

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Director

INFINITY SATCOM UNIVERSAL PRIVATE LIMITED

By:	/s/ Raju Vegesna
Name:	Raju Vegesna
Title:	Director

Attention: International misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).